Exhibit 99.1

TAOP Announces 1-for -6 Reverse Stock Split

SHENZHEN, China, July 29, 2020 - Taoping Inc. (NASDAQ: TAOP), a leading provider of internet-based smart display screens, and a new-media ecosystem that enables targeted advertising and online retail, today announced that the board of directors of the Company has approved a one (1)-for-six (6) reverse stock split of issued and outstanding ordinary shares, no par value, of the Company. The reverse stock split is expected to be effective at the market opening on July 30, 2020, at which time the Company’s ordinary shares will begin trading on the NASDAQ Stock Market on a split-adjusted basis. The Company’s ordinary shares will continue to trade under the symbol “TAOP” but with a new CUSIP number.

Once the reverse stock split becomes effective, existing shareholders holding certificates of ordinary shares are expected to receive instructions from the Company’s transfer agent, Transhare Corporation, regarding procedures for exchanging share certificates. All outstanding options, warrants and other rights to purchase the Company’s ordinary shares will be adjusted proportionately as a result of the reverse stock split.

The reverse stock split is intended to increase the per share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market. Following the reverse stock split the Company will have approximately 7.3 million ordinary shares issued and outstanding, exclusive of shares issuable under outstanding options and warrants. The reverse stock split will not affect the number of total authorized ordinary shares of the Company.

About Taoping Inc.

Taoping Inc. (formerly known as China Information Technology, Inc.) (TAOP), is a leading provider of smart display terminals and solutions for targeted advertising and online retails. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on cloud-based ad display screens. Connecting owners of Taoping screens, advertisers and consumers, it builds up a resource sharing “Smart IoT Screen Network- Taoping App - Taoping Go (e-Store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc. and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.
Chang Qiu
Email: chang_qiu@taoping.cn

or

Dragon Gate Investment Partners LLC
Tel: +1 (646)-801-2803
Email: taop@dgipl.com